FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 27, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 27, 2007 and incorporated by reference herein is the Registrant’s immediate report dated November 27, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: November 27, 2007

BLUEPHOENIX SOLUTIONS TAKES LEADING ROLE AS PREMIER
SPONSOR OF GARTNER'S APPLICATION, ARCHITECTURE,
DEVELOPMENT AND INTEGRATION SUMMIT

—	Over 1,000 senior IT professionals expected to attend event from Dec 3 – 5 in Las Vegas
—	BluePhoenix customer Federal Bureau of Prisons to be highlighted in migration case study
—	VP of R&D at BluePhoenix Thomas O'Connell to present session, “SOA Alchemy: Transforming Legacy Systems into Agile Services”

CARY, NC – November 27, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced its premier sponsorship of the Gartner Application, Architecture, Development and Integration Summit that will take place from December 3 – 5 at the Rio All Suite Hotel & Casino in Las Vegas.

Representatives from BluePhoenix and its System i migration company, ASNA, will be on hand to discuss how to ensure a solid SOA foundation around mainframe and midrange systems by ensuring that the base is built on current modern technology.

“We are excited to be taking such a leading role as premier sponsor of this prestigious event,” said Arik Kilman, CEO of BluePhoenix. “With over 1000 senior IT professionals attending this summit, we look forward to presenting our modernization solutions and the successful projects that we have implemented for companies around the globe.”

At the summit, the Federal Bureau of Prisons, a BluePhoenix customer, will be highlighted in a session that will focus on their successful migration and modernization project. The session will discuss the steps they took to reduce operating costs while providing a modern platform for efficient data access that complies with their information protection regulations.

In addition, BluePhoenix Vice President of Research and Development Tom O’Connell will present a session at the event entitled, “SOA Alchemy: Transforming Legacy Systems into Agile Services.” The session will discuss creating a solid foundation for service oriented architecture (SOA) and how mainframes and midrange systems can play a major role in the new architecture.

Additional information about the event is available at www.gartner.com/us/aadi-fall.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com